Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
THE ANDERSONS, INC.

	Nine months ended September 30,
(in thousands, except for ratio)	2016	2015
Computation of earnings
Pretax income (a)	$857	$29,655
Add:
Interest expense on indebtedness	18,046	16,210
Amortization of debt issue costs	823	801
Interest portion of rent expense (b)	7,142	6,619
Distributed income of equity investees	16,623	19,325
Earnings	$43,491	$72,610

Computation of fixed charges
Interest expense on indebtedness	$18,046	$16,210
Amortization of debt issue costs	823	801
Interest portion of rent expense (b)	7,142	6,619
Fixed charges	$26,011	$23,630

Ratio of earnings to fixed charges	1.67	3.07

(a) Pretax income as presented is income from continuing operations before adjustment for income or loss from equity investees.
(b) The portion of rent expense on operating leases included in the calculation of the fixed charges ratio above is a reasonable approximation of the interest factor on those agreements.